Exhibit 99.4

Coffey Mining Pty Ltd.

CERTIFICATE OF QUALIFIED PERSON

I, Brian Richard Wolfe, BSc Hons (Geology) do hereby certify that:

1.	I am a Principal Consultant Resources - Mining of Coffey Mining Pty Ltd, 1162 Hay Street, West Perth, Western Australia 6005, Australia.

2.	I graduated with a degree from the National University of Ireland, Dublin, with a BSc Degree (Hons) in Geology (1992) and hold a Postgraduate Certificate in Geostatistics (2007).

3.	I am a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

4.	I have worked as a Geologist for a total of 17 years since 1993.

5.	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6.	I am responsible for the preparation of Sections 1 through to 15 and Sections 17, 19, 20 and jointly responsible for the preparation of Section 21 of the technical report entitled "Esaase Gold Deposit Resource Estimation Update incorporating the May 2010 Preliminary Economic Assessment ", dated 16th December 2010 and amended 4th February 2011 (the "Technical Report") relating to the Esaase Gold Project. I have personally visited the Esaase Gold Project on four seperate occasions between July 2008 and November 2010.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.	As of the date hereof, to the best of my knowledge, information and belief, the Sections of the Technical Report set out above contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applyingall ofthe tests in section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 4th day of February 2011.
Brian Richard Wolfe	BSc Hons(Geol) MAusIMM
Principal Consultant	Post Cert (Geostats)
Coffey Mining Pty Ltd

Keegan Resources Inc. - MINEWPER00680ADG	1
Certificate of Qualified Person - 4th February 2011